Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF APRIL 29, 2009

On April 29, 2009, at 4:00 p.m., the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Brazilian Central Bank) met at Av. Eusébio Matoso, 891- 22nd floor, in the city and state of São Paulo, with the legal quorum being present and under the chairmanship of Dr. Pedro Moreira Salles, for the purpose of appointing the Chairman and the Vice Chairmen of the Board of Directors, electing the individuals who shall make up the Board of Executive Officers and the Audit Committee, as well as defining the specific areas of responsibility of each one of the officers, all to enjoy an annual term of office which shall continue until those elected at the first meeting of the Board of Directors immediately following the Ordinary General Meeting of 2010, take up their positions.

Submitted to the examination and verified the prior conditions of eligibility of the persons to be elected pursuant to articles 146 and 147 of Law 6,404/76, article 3 of CMN Resolution 3,041/02 (Board of Executive Officers and Audit Committee) and in CVM Instruction 367/02 (Board of Executive Officers), the Directors unanimously decided:

BOARD OF DIRECTORS

1) to appoint as Chairman PEDRO MOREIRA SALLES and as Vice Chairmen ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL;

BOARD OF EXECUTIVE OFFICERS

2) to establish that there shall be 16 (sixteen) seats on the Board of Executive Officers, being the Chief Executive Officer, 2 (two) Executive Vice Presidents, 7 (seven) Executive Directors and 6 (six) Officers;

3) to comprise the Board of Executive Officers:

Chief Executive Officer: to reelect ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – 10th floor;

Executive Vice Presidents: to reelect ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – 15th floor and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3,400 – 4th floor;

MEETING OF THE BOARD OF DIRECTORS OF APRIL 29, 2009 OF ITAÚ UNIBANCO HOLDING S.A.	page 2

Executive Directors: to elect MARCOS DE BARROS LISBOA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-DETRAN/RJ number 006.653.074-2, enrolled in the Brazilian tax register (CPF) under number 806.030.257-49, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8th floor and RICARDO BALDIN, Brazilian, married, bachelor's degree in accounting sciences, bearer of Brazilian identity card RG-SSP/RS number 1.005.553.266, enrolled in the Brazilian tax register (CPF) under number 163.678.040-72, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso -1 and reelect ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.518.457-4, enrolled in the Brazilian tax register (CPF) under number 528.154.718-68, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 12th floor, CLÁUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; RODOLFO HENRIQUE FISCHER, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 5.228.587-X, enrolled in the Brazilian tax register (CPF) under number 073.561.718-05, domiciled in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, 3400 – 4th floor, SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian, married, engineer, bearer of Brazilian identity card RG-IFP/RJ number 04.590.754-0, enrolled in the Brazilian tax register (CPF) under number 506.666.577-34, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 6th floor, and SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.293.653, enrolled in the Brazilian tax register (CPF) under number 391.421.598-49, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; and

Officers: to elect CARLOS ELDER MACIEL DE AQUINO, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/PE number 1.807.320, enrolled in the Brazilian tax register (CPF) under number 226.993.094-00, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso -1 and LUIZ FELIPE PINHEIRO DE ANDRADE, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/MG number M-1.313.491, enrolled in the Brazilian tax register (CPF) under number 549.930.836-53, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso -1; and reelect JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor, JOSÉ EDUARDO LIMA DE PAULA ARAÚJO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 19.840.851-1, enrolled in the Brazilian tax register (CPF) under number 147.989.458-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 3rd floor, MARCO ANTONIO ANTUNES, Brazilian, legally separated, engineer, bearer of Brazilian identity card RG-SSP/SP number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor, and WAGNER ROBERTO PUGLIESE, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 10.311.777-5, enrolled in the

MEETING OF THE BOARD OF DIRECTORS OF APRIL 29, 2009 OF ITAÚ UNIBANCO HOLDING S.A.	page 3

Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso -1;

4)	pursuant to the regulatory provisions of the Central Bank of Brazil and the Brazilian Securities Commission-CVM, to appoint:

a)	the Executive Vice-President ALFREDO EGYDIO SETUBAL as Investor Relations Officer;

b)	the Executive Vice President CANDIDO BOTELHO BRACHER as responsible for the Commercial, Investment, Credit Finance and Investment, Home Mortgage Credit, Leasing Portfolios and Rural Operations;

c)	the Executive Director ANTONIO CARLOS BARBOSA DE OLIVEIRA as responsible for the Brazilian Payments System;

d)
the Executive Director RODOLFO HENRIQUE FISCHER as responsible for Deposit Accounts, National Financial System Customer Register, Foreign Exchange Operations, Swap Operations, Committed and Lending Operations and Exchange of Securities;

e)	the Executive Director SÉRGIO RIBEIRO DA COSTA WERLANG as responsible for the Market Risk Management;

f)	the Officer JACKSON RICARDO GOMES as responsible for Management Operating Risk;

g)	the Officer LUIZ FELIPE PINHEIRO DE ANDRADE as responsible for the Liquidity Risk Control and Foreign Exchange Risk;

h)
the Officer MARCO ANTONIO ANTUNES as responsible for the Accounting Area, for up-dating information in the UNICAD System, for the Credit Information System (SCR) and the preparation and delivery of information with respect to the limits and minimum regulatory standards specified in BACEN Circular 3398/08;

i)
the Officer MARCOS DE BARROS LISBOA as responsible for Prevention and Combating of Money Laundering, for operational risk management and the Whistle-blowing Registration, Complaints and Information Request System;

AUDIT COMMITTEE

5) to reelect as President GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, economics professor, bearer of Brazilian identity card  RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498 and as Members ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card  RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled in the city and state of São Paulo at Av. Paulista, 37, 10th floor, EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES, Brazilian, married, economist, bearer of Brazilian identity card RG-IPF/RJ number 643582, enrolled in the Brazilian tax register (CPF) under number 091.663.357-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 4th floor, GUY ALMEIDA ANDRADE, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.167.379, enrolled in the Brazilian tax register (CPF) under number 771.729.228-91, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 1893, 6th floor, and TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, bachelor's

MEETING OF THE BOARD OF DIRECTORS OF APRIL 29, 2009 OF ITAÚ UNIBANCO HOLDING S.A.	page 4

degree in business administration and accounting, bearer of Brazilian identity card  RG-SSP/MG number M-525.840, enrolled in the Brazilian tax register (CPF) under number 163.170.686-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô.

6) to appoint as financial specialists to the Audit Committee of the Itaú Unibanco Conglomerate, with responsibilities pursuant to Resolution 3,198 of the National Monetary Council and the Sarbanes-Oxley Act of the United States Congress, the members GUY ALMEIDA ANDRADE and TEREZA CRISTINA GROSSI TOGNI, due to their undoubted knowledge in the accounting and auditing areas.

Concluding the agenda of the day, the Chairman reminded the meeting’s participants that all those elected would take up their positions, once the Central Bank of Brazil had duly ratified the meeting’s decisions.

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, April 29, 2009. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino  – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer